FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: February, 2007

Commission File Number : 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated February 23, 2007, relating to Lafarge 2006 Annual Results

Page 1 of 33 Total Pages

PRESS RELEASE

Paris, February 23 2007	Euronext: LG, NYSE: LR

2006 ANNUAL RESULTS

STRONG EARNINGS GROWTH IN 2006, WITH EARNINGS PER SHARE UP 23%

GOOD FOURTH QUARTER

FAVORABLE TRENDS FOR 2007

In order to reflect the divestment underway of our Roofing business, and in compliance with IFRS principles, 2006 full year operating results are presented excluding Roofing. The net contribution of this activity to the different lines in the 2006 financial statement is presented on a specific line. Consequently, 2005 figures have been restated.

The Board of Directors of Lafarge, chaired by Bertrand Collomb, met on February 22 2007 to approve the accounts for the year ending December 31 2006.

STRONG INCREASE IN 2006 KEY FIGURES IN ALL ACTIVITIES AND ALL FOUR QUARTERS

•	Sales +17%

•	Organic growth +14%

•	Current operating income +23%

•	Improvement in Group operating margin, up at 16.4% compared to 15.5% in 2005

•	Net income Group share +25%

•	Earnings per share +23% to €7.86

•	Dividend per share +18% to €3.00 subject to AGM approval

•	Improvement in Return on capital employed to 9.4%, compared to 8.5% at the end of 2005

2006 GROUP HIGHLIGHTS

•

Launch of the Excellence 2008 strategic plan, to ensure Lafarge long-term industry leadership. Far-reaching transformation of the Group’s organization, cost reduction program of €340 million by 2008 (excluding Roofing).

•	Launch of the Health & Safety roadmap.

•

Two major strategic transactions: Buy-out of the minority interests in Lafarge North America and divestment of the Roofing activity, while maintaining a significant 35% stake in the new entity (this operation will be finalized during the first quarter of 2007).

•	Acceleration of our internal development program to take full advantage of the Group’s potential.

BRUNO LAFONT, CHIEF EXECUTIVE OFFICER OF LAFARGE, DECLARED:

“2006 was a year of transformation for Lafarge, with the Lafarge North America minority buy-out, the Roofing divestment and the rapid roll-out of our strategic plan Excellence 2008. We saw a strong increase in our results, with positive trends in our markets, strong organic growth and tighter cost controls.

Favorable trends continued in the fourth quarter, and our results should continue to improve in 2007.

I am therefore particularly confident for the future, and we should exceed the objectives we announced in June 2006 of an average annual increase in earnings per share of 10% between 2005 and 2008 and an improvement in ROCE to 10% by 2008.

We propose to increase our dividend per share significantly, by 18% to 3€, and we will use our share buy-back authorization to launch a 500m EUR buy-back program in 2007.”

Page 2 of 33 Total Pages

FOURTH QUARTER

•	In the fourth quarter, favorable pricing and volume trends continued overall.

•

Operating results continued to improve in the fourth quarter in all our activities, despite particularly high comparatives. Current operating income was up 11% on a like-for-like basis, with a particularly strong increase in our Aggregates & Concrete business, where current operating income was up 30%.

•

In the fourth quarter, net income group share benefited from the positive effect of the LNA minorities buy-out and from the improvement in operating profits. As expected, it is down 15%, impacted by the return to a more normal tax rate of 31% after an exceptionally low rate in Q4 2005. Excluding the tax effect, it improved by 23%.

CONSOLIDATED ACCOUNTS AS AT DECEMBER 31, 2006

€ Million	12 MONTHS
	2005	2006	Variation
Sales	14,490	16,909	+17%
Current operating income	2,246	2,772	+23%
Net income Group share	1,096	1,372	+25%
Earnings per share in €	€6.39	€7.86	+23%
Cash flow from operations	2,085	2,639	+27%
Group net debt	7,221	9,845	+36%

CURRENT OPERATING INCOME AS AT DECEMBER 31, 2006

€ Million	12 MONTHS
	2005	2006	Variation
Cement	1,770	2,103	+19%
Aggregates & Concrete	398	564	+42%
Gypsum	151	198	+31%
Other	-73	-93	—
TOTAL	2,246	2,772	+23%

Page 3 of 33 Total Pages

FULL-YEAR 2006 HIGHLIGHTS BY BUSINESS

Cement

•	Sales up 16.0% to €9,641 million (up 9.0% to €2,379 million in the fourth quarter)

•	Current operating income up 18.8% to €2,103 million (up 7.7% to €557 million in the fourth quarter)

•	Increase in operating margin to 21.8%, compared to 21.3% in 2005

•	Improvement in the return on capital employed to 10.3%, compared to 9.7% in 2005

•	Favorable volume trends on the back of growth in most of our markets

•	Price increases in most of our markets, in an environment marked by a steep rise in costs

•	Launch of Excellence 2008 and improvement in cost controls

•	Acceleration of our capacity expansion program in growth markets, with the successful start-up in 2006 of 5 million tons of new cement capacity in Mexico, Morocco, Bangladesh, China and Vietnam.

Aggregates & Concrete

•	Sales up 19.6% to €6,449 million (up 11.0% to €1,622 million in the fourth quarter)

•	Current operating income up 41.7% to €564 million (up 25.9% to €141 million in the fourth quarter)

•	Significant increase in operating margin to 8.7%, compared to 7.4% in 2005

•	Strong improvement in the return on capital employed to 9.7%, compared to 8.1% in 2005

•	Price increases, in an environment marked by a steep rise in costs

•	Tight cost controls

•	Selective acquisitions in Arizona, the Chicago region and Poland, to consolidate our positions in aggregates

•

Increased contribution from value-added concrete products: volumes posted for the Agilia® self-placing and self-leveling concrete range grew by 36%, and those of the Artevia® decorative concrete range rose 35% over the year.

Gypsum

•	Sales up 10.3% to €1,632 million (up 4.4% to €403 million in the fourth quarter)

•	Current operating income up 31.1% to €198 million (up 5.3% to €40 million in the fourth quarter)

•	Increase in operating margin to 12.1%, compared to 10.2% in 2005

•	Improvement in the return on capital employed to 11.7%, compared to 10.2% in 2005

•

Inauguration of new production lines in Vietnam and Morocco. Successful start-up of the Buchanan plant near New York following modernization and a doubling of capacity, thereby strengthening Lafarge’s position as a high-quality, low-cost producer in each of its North American markets.

ROOFING TREATED AS DISCONTINUED OPERATIONS

•	Roofing sales up 7.3% to €1,624 million in 2006, compared to €1,514 million in 2005.

•	Current operating income up 33.6% to €131 million, compared to €98 million in 2005.

•

The turnaround plan is being implemented vigorously and rapid progress is being made toward the Ebitda target of €350 million in 2008. In 2006, Ebitda was €250 million, compared to €222 million in 2005.

•	Divestment process to be finalized during the first quarter 2007.

Page 4 of 33 Total Pages

CAPITAL EXPENDITURE AND DISPOSALS

•	Investments amounted to €4,814 million, compared to €1,715 million in 2005.

•	Sustaining capital expenditure (ongoing upgrades and modernization of existing facilities) totaled €978 million in 2006 (€864 million in 2005).

•

Development capital expenditure to increase production capacity totaled €549 million in 2006 (€340 million in 2005). These investments include in particular the construction of new cement capacity in Mexico, Bangladesh, Morocco, China, Zambia, Indonesia, India, Ecuador and Vietnam, as well as the modernization of the Buchanan plasterboard plant near New York and the capacity expansion at the Silver Grove plasterboard plant in the United States.

•

Acquisitions amounted to €3,287 million, the most significant being the buyout of the minority interests in Lafarge North America for €2,884 million, as well as the acquisition of aggregates assets in North America (€134 million).

•	Disposal of non-core assets in 2006 amounted to €180 million, including in particular the sale of our stake in Materis.

•	The disposals of our Roofing activity and of our activities in Central Anatolia (Turkey) are not recognized in our 2006 financial statements.

OUTLOOK

•	Based on recent trends, our markets are expected to remain favorable overall in 2007.

•	In Cement, we anticipate strong demand and prices overall. In North America, we anticipate a slight slowdown in our markets.

•	In Aggregates & Concrete, we expect another year of growth in 2007, with strong growth in emerging markets in particular.

•	In Gypsum, 2007 should be favorable in terms of volumes and prices in Western and Eastern Europe, but with a slowdown in the residential sector in North America.

•	After increases in energy and logistics costs in recent years, we expect further increases in 2007.

•	The cost-cutting plans launched in all our activities and countries as part of Excellence 2008 should generate significant cost reductions in 2007.

Page 5 of 33 Total Pages

NOTES TO EDITORS

Lafarge is the world leader in building materials, with top-ranking positions in all of its businesses: Cement, Aggregates & Concrete and Gypsum. With 71,000 employees in over 70 countries, Lafarge posted sales of Euros 17 billion in 2006.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2007 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

Practical information for Analysts’ meeting

There will be an analyst presentation at 10:00 CET at Le Pavillon Gabriel, 5 avenue Gabriel, 75008 Paris. The presentation will be made in English with simultaneous French translation based on slides that can be downloaded from the Lafarge website (www.lafarge.com).

The presentation may be followed via a live web cast on the Lafarge website as well as via teleconference:

- Dial in (France): +33 (0) 1 70 99 42 99

- UK Toll free: 0 800 028 1277

- US Toll free: 888 935 4577

- International dial in number: +44 (0)20 7806 1955

Please note that in addition to the web cast replay, a conference call playback will be available from February 23, 2007 to March 1st, 2007 online through www.lafarge.com or at the following numbers:

- France playback number: +33 (0)1 71 23 02 48 (pin code: 2374361#)

- UK toll free number: 0800 559 3271 (pin code: 6914121#)

- US toll free number: 866 239 0765 (pin code: 6914121#)

- International: +44(0) 207 806 1970 (code : 6914121#)

Statements made in this press release that are not historical facts, including statements regarding our expectations on market trends, price increases, energy costs, cost reduction and growth in our results, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

COMMUNICATIONS	INVESTOR RELATIONS

Stéphanie Tessier: +33(1) 44 34 92 32 Stephanie.tessier@lafarge.com	Yvon Brindamour: +33 (1) 44 34 11 26 Yvon.brindamour@lafarge.com

Lucy Wadge: +33(1) 44 34 19 47 Lucy.wadge@lafarge.com	Danièle Daouphars: +33 (1) 44 34 11 51 Daniele.daouphars@lafarge.com

Claire Mathieu: +33(1) 44 34 18 18 Claire.mathieu@lafarge.com	Stéphanie Billet: + 33 (1) 44 34 94 59 Stephanie.billet@lafarge.com

Page 6 of 33 Total Pages

1	CONSOLIDATED KEY FIGURES	PAGE 2
2	REVIEW OF OPERATIONS AND FINANCIAL RESULTS	PAGE 4
3	CONSOLIDATED FINANCIAL STATEMENTS	PAGE 22

Page 7 of 33 Total Pages

CONSOLIDATED KEY FIGURES  1

1. Consolidated key figures

In order to reflect its imminent divestment, the Roofing division is presented in the Group’s financial statements as discontinued operations. In compliance with IFRSs, the contribution of the Roofing Division to the Group’s consolidated statement of income and statement of cash flows, is presented on specific lines for 2006 and all other years presented. In the Group’s consolidated balance sheet, Roofing assets and liabilities are shown on separate lines for 2006, only, with no restatement for prior years.

Hereinafter, and in our other shareholder and investor communications, “current operating income” refers to the subtotal “operating income before capital gains, impairment, restructuring and other” on the face of the Group’s consolidated statement of income. This measure excludes from our operating results those elements that are by nature unpredictable in their amount and/or in their frequency, such as capital gains, asset impairments and restructuring costs. While these amounts have been incurred in recent years and may recur in the future, historical amounts may not be indicative of the nature or amount of these charges, if any, in future periods. The Group believes that the subtotal “current operating income” is useful to users of the Group’s financial statements as it provides them with a measure of our operating results which excludes these elements, enhancing the predictive value of our financial statements and provides information regarding the results of the Group’s ongoing trading activities that allows investors to better identify trends in the Group’s financial performance.

In addition, current operating income is a major component of the Group’s key profitability measure, return on capital employed (which is calculated by dividing the sum of “operating income before capital gains, impairment, restructuring and other”, after tax, and income from associates by the averaged capital employed). This measure is used by the Group internally to: a) manage and assess the results of its operations and those of its business segments, b) make decisions with respect to investments and allocation of resources, and c) assess the performance of management personnel. However, because this measure has limitations as outlined below, the Group limits the use of this measure to these purposes.

The Group’s subtotal within operating income may not be comparable to similarly titled measures used by other entities. Further, this measure should not be considered as an alternative for operating income as the effects of capital gains, impairment, restructuring and other amounts excluded from this measure do ultimately affect our operating results and cash flows. Accordingly, the Group also presents “operating income” within the consolidated statement of income which encompasses all amounts which affect the Group’s operating results and cash flows.

LAFARGE | MANAGEMENT REPORT AT DECEMBER 31, 2006 | PAGE 2

Page 8 of 33 Total Pages

CONSOLIDATED KEY FIGURES  1

Sales

	Full year		% Variance	4th quarter
(million euros)	2006	2005		2006	2005	% Variance
By geographic area of destination
Western Europe	5,953	5,222	14	1,506	1,295	16
North America	5,116	4,380	17	1,235	1,198	3
Mediterranean Basin	807	655	23	185	172	8
Central and Eastern Europe	1,014	752	35	278	197	41
Latin America	796	687	16	199	190	5
Sub-Saharan Africa	1,622	1,381	17	373	371	1
Asia	1,601	1,413	13	423	390	8

By business line
Cement	8,847	7,624	16	2,179	1,969	11
Aggregates & Concrete	6,439	5,382	20	1,619	1,458	11
Gypsum	1,610	1,462	10	397	381	4
Other	13	22	—	4	5	—

TOTAL	16,909	14,490	17	4,199	3,813	10

Current operating income

	Full year		% Variance	4th quarter
(million euros)	2006	2005		2006	2005	% Variance
By geographic area of destination
Western Europe	912	816	12	194	197	(2)
North America	701	517	36	198	174	14
Mediterranean Basin	229	207	11	53	52	2
Central and Eastern Europe	280	188	49	75	62	21
Latin America	152	139	9	40	37	8
Sub-Saharan Africa	355	295	20	84	85	(1)
Asia	143	84	70	53	35	51

By business line
Cement	2,103	1,770	19	557	517	8
Aggregates & Concrete	564	398	42	141	112	26
Gypsum	198	151	31	40	38	5
Other	(93)	(73)	—	(41)	(25)	—

TOTAL	2,772	2,246	23	697	642	9

Other key figures

	Full year		% Variance	4th quarter
(million euros, except per share data)	2006	2005		2006	2005	% Variance
Net income - Group share	1,372	1,096	25	276	323	(15)
Earnings per share (in euros)	7.86	6.39	23	1.58	1.86	(15)
Cash flow from operations	2,639	2,085	27

Net debt	9,845	7,221	36

LAFARGE | MANAGEMENT REPORT AT DECEMBER 31, 2006 | PAGE 3

Page 9 of 33 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS  2

2. Results of operations for the years ended December 31, 2006 and 2005

All data regarding sales, current operating income and sales volumes, include the proportional contributions of our proportionately consolidated subsidiaries.

Group highlights for the year

•

Launch of the Excellence 2008 strategic plan, to ensure Lafarge long-term industry leadership. Far-reaching transformation of the Group’s organization, cost reduction program of €340 million by 2008 (excluding Roofing).

•	Launch of the Health & Safety roadmap.

•

Two major strategic transactions: Buy-out of the minority interests in Lafarge North America and divestment of the Roofing activity, while maintaining a significant 35% stake in the new entity (this operation will be finalized during the first quarter of 2007).

•	Acceleration of our internal development program to take full advantage of the Group’s potential.

Sales

Consolidated sales increased by 16.7% to 16,909 million euros from 14,490 million euros in 2005. Organic growth, benefiting from the Group’s solid positions, was the main driver of this improvement. At constant scope of consolidation and exchange rates, sales rose by 13.9% for the full year (12.4% for the last quarter), enjoying overall favorable market conditions and active price management to cover sharp increases in costs in most of our markets.

Highly dynamic market, especially in growing countries, and mild winter weather more than offset contrasted situations in the US markets, resulting in continued strong growth in the fourth quarter.

Currency fluctuations had a positive impact of 123 million euros or 1.0%, reflecting mainly the strong appreciation against the euro of the Canadian dollar, the South Korean won and the Brazilian real, partly offset by the weakness of the South-African rand and the US dollar. Changes in the scope of consolidation had a net positive impact of 285 million euros or 1.8%, largely due to acquisitions of aggregates and concrete operations in Central Europe and North America, to the acquisition of joint venture interests in Western Europe and to the formation of the cement joint venture with Shui On in China, including the acquisition by the joint venture of operations in Yunnan, in August 2006.

Current Operating Income

Current operating income grew by 23.4% to 2,772 million euros from 2,246 million euros in 2005. Currency fluctuations and changes in the scope of consolidation had both a marginal impact. At constant scope and exchange rates, current operating income increased 23.1%. All Divisions benefited from solid growth. As a percentage of sales, current operating income represented 16.4% in 2006, compared to 15.5% in 2005.

Current operating income in the fourth quarter was up 9% despite a demanding comparative 2005 fourth quarter.

Group return on capital employed after tax increased to 9.4% in 2006 from 8.5% in 2005 (on a proforma basis including Roofing in both years), benefiting from solid performance in our operations and despite the increase in capital employed resulting mainly from the acquisition of Lafarge North America minority interests on May 2006.

LAFARGE | MANAGEMENT REPORT AT DECEMBER 31, 2006 | PAGE 4

Page 10 of 33 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS  2

Sales and current operating income by Division

Individual Division information is discussed below before elimination of inter-Division sales.

Cement

Sales and current operating income

	Full year				4th quarter
	2006	2005	Variation 2006/2005	Variation at constant scope and exchange rates	2006	2005	Variation 2006/2005	Variation at constant scope and exchange rates
	(M€)	(M€)	(%)	(%)	(M€)	(M€)	(%)	(%)
Sales	9,641	8,314	16.0	13.9	2,379	2,182	9.0	12.2
Current operating income	2,103	1,770	18.8	18.7	557	517	7.7	10.3

Sales

Contributions to our sales by geographic origin of sale for the years ended December 31, 2006 and 2005, and the related percentage changes between the two periods were as follows:

	Full year			4th quarter
	2006	2005	Variation 2006/2005	2006	2005	Variation 2006/2005
	(M€)	(M€)	(%)	(M€)	(M€)	(%)
Western Europe	2,823	2,532	11.5	708	643	10.1
North America	1,977	1,756	12.6	473	460	2.8
Mediterranean Basin	636	534	19.1	146	139	5.0
Central and Eastern Europe	778	584	33.2	205	151	35.8
Latin America	616	534	15.4	158	141	12.1
Sub-Saharan Africa	1,517	1,281	18.4	344	342	0.6
Asia	1,294	1,093	18.4	345	306	12.7

Sales before elimination of inter-division sales	9,641	8,314	16.0	2,379	2,182	9.0

LAFARGE | MANAGEMENT REPORT AT DECEMBER 31, 2006 | PAGE 5

Page 11 of 33 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS  2

Sales of the Cement Division increased by 16.0% to 9,641 million euros, from 8,314 million euros in 2005. Currency fluctuations had a 64 million euros (or 0.9%) positive impact on sales. Changes in the scope of consolidation had a net positive impact of 99 million euros, or 1.2%, resulting primarily from the formation of the Lafarge Shui On joint venture in China, including its acquisition of operations in Yunnan in August 2006.

At constant scope and exchange rates, our sales grew by 13.9% (19.7% in the first quarter 2006 compared to the first quarter 2005, 13.2% in the second quarter 2006, 12.3% in the third quarter 2006 and 12.2% in the fourth quarter 2006). This strong sales growth was driven by good market conditions in most of our markets. Volumes sold reached 131.8 million tonnes compared to 123.2 million tonnes in 2005.

Current Operating Income

Contributions to our current operating income by region for the years ended December 31, 2006 and 2005, and the related percentage changes between the periods were as follows:

	Full year			4th quarter
	2006	2005	Variation 2006/2005	2006	2005	Variation 2006/2005
	(M€)	(M€)	(%)	(M€)	(M€)	(%)
Western Europe	699	623	12.2	174	164	6.1
North America	366	321	14.0	107	105	1.9
Mediterranean Basin	216	199	8.5	50	51	(2.0)
Central and Eastern Europe	256	179	43.0	68	58	17.2
Latin America	129	126	2.4	36	32	12.5
Sub-Saharan Africa	305	254	20.1	73	75	(2.7)
Asia	132	68	94.1	49	32	53.1

TOTAL	2,103	1,770	18.8	557	517	7.7

Current operating income grew by 18.8% to 2,103 million euros in 2006, compared to 1,770 million euros in 2005. Currency fluctuations had a positive impact of 1% or 15 million euros. Net changes in the scope of consolidation had a net negative impact of 14 million euros, primarily arising from the formation of the Lafarge Shui On joint venture in China.

At constant scope and exchange rates, current operating income rose by 18.7%. As a percentage of the Division’s sales, current operating income represented 21.8% in 2006, compared to 21.3% in 2005. Current operating income improved both from volume growth and price increases in most of our markets, in a context of rising energy, transportation and raw material costs and of additional cement and clinker purchases.

Return on capital employed after tax was up in 2006 at 10.3% compared to 9.7% in 2005.

Western Europe

Sales

In Western Europe, sales totalled 2,823 million euros, an increase of 11.5% compared to 2005. In the last quarter, sales amounted to 708 million euros, compared to 643 million euros.

Domestic sales, at constant scope and exchange rates, increased by 11.6%. Volumes sold in Western Europe by destination, at 33.8 million tones, were up 6% compared with 2005. Domestic volumes, at constant scope, increased by 5.5% compared to 2005 and last quarter volumes increased by 6.5% year on year.

LAFARGE | MANAGEMENT REPORT AT DECEMBER 31, 2006 | PAGE 6

Page 12 of 33 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS  2

•	In France, domestic sales were up by 10.6% as a result of volume growth in a strong building sector throughout the year.

•	In the United Kingdom, domestic sales grew by 8.6% driven by prices with slightly enhanced volumes stemming from modest market growth.

•	Spain continued to record favorable trends in construction spending. Domestic sales growth at 12.3% benefited mainly from increased prices.

•	In Germany, domestic sales were up 12.8% as a result of steady recovery in prices supported by higher volumes.

•

In Greece, domestic sales’ growth of 18.7% was driven by strong market conditions, in terms of both volumes and prices. The market in Greece was boosted in 2006 by a dynamic residential sector in anticipation of increased taxation.

Current Operating Income

Current operating income in Western Europe increased by 12.2% to 699 million euros compared to 623 million euros in 2005. Foreign exchange fluctuations and consolidation scope variation had a limited impact. In the last quarter, current operating income grew by 6.1% year on year, to 174 million euros.

At constant scope and exchange rates, 2006 current operating income increased by 11.9%.

•

In France, the strong construction market led to robust growth in current operating income, despite our need to purchase cement to meet demand in a sold out market and with pricing conditions offsetting higher energy expenses.

•	In Spain, current operating income improved mainly as the result of increased prices, the favourable effect of volume increase being mitigated by additional clinker purchases to meet demand.

•	In the United Kingdom, current operating income increased significantly as the result of growth in volumes and successful price increases that offset sharp energy costs increases.

•	In Germany, a combination of stronger volumes and steady improvement in prices increased current operating income slightly compared to last year.

•	In Greece, excellent domestic market trends led to a strong increase in current operating income, in spite of an environment of increasing costs.

North America

Sales

Sales increased strongly by 12.6% to 1,977 million euros compared to 1,756 million euros in 2005, with robust price increases more than offsetting the impact of decreased residential activity in most US markets.

Domestic sales, at constant scope and exchange rates, increased by 11.7%. Volumes sold in North America by destination, at 20.7 million tones, decreased by 2.4%. Domestic volumes, at constant scope, were slightly down 0.7% compared to 2005. Last quarter volumes decrease, at 0.8%, is almost identical to the yearly average decrease. It benefited however from favorable weather conditions in December. With respect to geographic mix, trends varied across the regions, with sustained demand displayed in the West and Southeast while demand was soft in the Northeast and Lakes regions. Pricing remained firm, well above last year levels, benefiting from price increases in all markets during the first quarter and in selected markets in the third quarter.

Current Operating income

Current operating income in North America grew by 14.0% to 366 million euros compared to 321 million euros in 2005. Currency fluctuations had a positive impact of 8 million euros. In the last quarter current operating income grew by 1.9% year on year, to 107 million euros.

LAFARGE | MANAGEMENT REPORT AT DECEMBER 31, 2006 | PAGE 7

Page 13 of 33 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS  2

At constant exchange rates, current operating income grew by 11.1%, reflecting favorable pricing trends. This significant increase in current operating income was achieved in spite of cost pressure, in particular purchases costs of cement and logistics costs which were however limited by an optimized repositioning of product across regions.

Growing markets

Sales

In growing markets, our sales increased by 20.2% to 4,841 million euros, compared to 4,026 million euros in 2005. Growing markets accounted for 50.2% of the Division’s sales in 2006, compared to 48.4% in 2005. Overall, growing market sales increased by 16.8% at constant scope and exchange rates. Volumes sold in growing markets by destination, at 77.3 million tonnes for 2006, grew by 10.3%. In the last quarter, sales increased by 11.0% year on year to 1,198 million euros.

At constant scope, yearly domestic volumes in growing markets increased by 8.2%, reflecting strong domestic market growth in all regions but to a lesser extent in Asia.

In the Mediterranean Basin, our sales increased in 2006 by 19.1% to 636 million euros, and by 5.0% year on year in the last quarter.

At constant scope and exchange rates, domestic sales increased by 24.2%. Volumes sold in the Mediterranean Basin by destination at 12.0 million tones, grew by 14.3%. Domestic volumes, at constant scope, grew by 9.9%.

•

In Turkey and Egypt, we achieved significant domestic volume growth in very active construction sectors. In addition, good pricing trends led to very solid domestic sales growth. In Egypt, the government announcement to control market prices had only a moderate impact on our operations during the year.

•	In Jordan, sales grew significantly from price increases in the context of successive energy price increases, even though volumes dropped during the second half of the year compared to 2005.

•	In Morocco, strong domestic sales growth was driven by robust volumes.

Our sales in Central and Eastern Europe rose by 33.2% in 2006 to 778 million euros and by 35.8% year on year in the last quarter, to 205 million euros.

At constant scope and exchange rates, domestic sales increased by 29.8%. Volumes sold in Central and Eastern Europe by destination, at 13.3 million tones, grew by 18.8%. Domestic volumes, at constant scope, grew by 17.5%.

•	In Romania and Poland, strong domestic sales were driven mainly by volumes in favorable residential and infrastructure sectors.

•	In Russia, strong domestic sales growth was fuelled by a positive price trend.

•	In Serbia, high domestic volumes and price growth resulted in solid domestic sales improvement.

In Latin America, our sales were up in 2006 by 15.3% to 616 million euros and by 12.1% year on year in the fourth quarter, to 158 million euros.

At constant scope and exchange rates, domestic sales increased by 11.3%. Volumes sold in Latin America by destination, at 7.6 million tones, grew by 10.1%. Domestic volumes, at constant scope, increased 12.5%.

•

In Brazil, domestic sales were down by 10.3%, suffering from a 17.7% decline in prices due to fierce competition. Prices stabilized at their end of 2005 levels, thus being stable in the fourth quarter year on year.

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•	In Venezuela, cement demand was strongly boosted by high levels of construction sector activity. In such environment, domestic sales grew by 39.8%.

•	In Chile, domestic sales increased modestly by 1.3% in a rather difficult competitive environment.

•	Honduras and Ecuador recorded strong increase in sales.

In the Sub-Saharan Africa region, our sales grew by 18.4% to 1,517 million euros in 2006 and were almost stable in the fourth quarter compared to 2005 levels, at 344 million euros.

At constant scope and exchange rates, domestic sales increased by 18.1%. Volumes sold by destination in the Sub-Saharan Africa region, at 13.3 million tones, grew by 3.9%. Domestic volumes, at constant scope, increased 8.0%.

•	In Nigeria, pricing conditions and domestic volume increases led to a 34.5% increase in domestic sales which were sustained by solid plant performance.

•	In South Africa, domestic volumes increased by 0.8% due to logistics and production constraints following a kiln fire early this year.

•	In Kenya, with strong market conditions favored by active residential and non residential sectors, domestic sales increased by 18.0%.

•	In Cameroon, domestic sales grew by 9.4% in a strongly growing market environment.

•

In South East Africa, which covers Zambia, Malawi, and Tanzania, domestic sales grew solidly with strong volume and pricing conditions in Malawi and Tanzania, while Zambia sales suffered from a less favorable environment.

In Asia, our operations recorded sales growth of 18.4% to 1,294 million euros in 2006, and of 12.7% in the fourth quarter, to 345 million euros. The net positive scope effect resulting from our Shui On Joint Venture and the acquisition by the joint venture of the Yunnan operations amounted to 56 million euros.

At constant scope and exchange rates, domestic sales were up 7.9% compared with 2005. Volumes sold in Asia by destination, at 31.1 million tones, grew by 8.4%. Domestic volumes, at constant scope, grew 2.3%.

•

In Malaysia domestic sales increased by 8.6%, driven by strong price recovery. However, domestic volumes dropped slightly as the benefit of the Malaysia Government 9th plan has yet to be felt in the market.

•

In the Philippines, domestic sales were up 4.6% as a result of price increases, while volumes were slightly down in a market which remains weak and has yet to see the benefit of announced infrastructure spending.

•

In South Korea, domestic sales declined by 3.1% despite better volumes, as prices remain down in a still difficult market. Government initiatives in 2005, to dampen property price inflation led to tough competition between domestic producers and importers.

•	In India, markets were well oriented and prices improved, leading to domestic sales growth of 21.7%.

•	In Indonesia, our volumes were up 13.3% in an active market. Both higher volumes and improved pricing led to domestic sales increase of 26.2%.

•	In China, domestic sales grew by 27.3%, benefiting from strong market demand and from additional production capacity in the Chongqing and Dujiangyan area.

LAFARGE | MANAGEMENT REPORT AT DECEMBER 31, 2006 | PAGE 9

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Current Operating income

Current operating income in growing markets rose by 25.7% in 2006 to 1,038 million euros compared to 826 million euros in 2005, representing 49.4% of the Cement Division’s current operating income, compared to 46.7% in 2005. Currency fluctuations had a positive impact on current operating income of 7 million euros. Changes in the scope of consolidation had a negative impact of 12 million euros arising primarily from the formation of the Lafarge Shui On joint venture in China. In the fourth quarter, current operating income increased by 11.3%, to 276 million euros.

Current operating income at constant scope and exchange rates grew by 26%.

In the Mediterranean Basin, current operating income in 2006 increased by 8.5% to 216 million euros compared to 199 million euros in 2005, and was almost stable, at 50 million euros, in the last quarter.

Current operating income at constant scope and exchange rates grew by 10.1%.

•	Growth was particularly strong in Turkey and Egypt, with well oriented markets offering good pricing conditions to offset a sharp rise in energy costs.

•	In Jordan, current operating income was flat for the year despite selling price increases, as fuel prices surged and cement and clinker were purchased to meet increasing demand in the first half year.

•	In Morocco, current operating income benefited from increased volumes and from the start up of a new production line in Bouskoura in May 2006.

In Central and Eastern Europe, current operating income increased by 43.0% to 256 million euros compared to 179 million euros in 2005, and by 17.2% in the last quarter, to 68 million euros.

Current operating income at constant scope and exchange rates improved by 38.9% with most countries in the region showing improved results.

•	In Romania, current operating income increased significantly as a result of favorable market conditions in both domestic and export markets.

•	In Poland, volume growth was the main driver of the increase in current operating income.

•	In Russia, price improvements translated into a strong increase in current operating income.

•	In Serbia, increased sales delivered better current operating income.

In Latin America, current operating income was up 2.4% to 129 million euros from 126 million euros in 2005, and up 12.5% over 2005 in the last quarter, to 36 million euros.

At constant scope and exchange rates, current operating income increased 1.1%.

•

In Brazil, lower average prices in 2006 combined with a sharp rise in energy costs led to a significant deterioration in current operating income year on year. In the fourth quarter, this deterioration was minimal, as prices stabilized at their end of 2005 level.

•	Venezuela and Honduras recorded solid growth primarily from better volumes in Venezuela, and better volumes and prices in Honduras.

•	In Chile and Ecuador, current operating income also improved compared to 2005.

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In Sub-Saharan Africa, current operating income increased by 20.1% to 305 million euros in 2006, and remained almost stable over 2005 in the fourth quarter, at 73 million euros.

At constant scope and exchange rates, current operating income grew by 20.9% with the majority of this growth coming from Nigeria and to a lesser extent from Kenya.

•	In Nigeria favorable pricing and volumes, improved plant performance, generated significant operating income growth.

•	In South Africa, increased clinker purchases in the first six months of the year, following a kiln fire at our Lichtenburg plant, resulted in only modest growth in current operating income.

•	In Kenya, current operating income rose sharply from both increased volumes and prices.

•	In Uganda and in Cameroon, higher cement and clinker imports led to a decrease in current operating income, while in Zambia, current operating income suffered from lower volumes.

In Asia, current operating income increased by 94.1% to 132 million euros in 2006, and by 53.1% in the fourth quarter, to 49 million euros.

At constant scope and exchange rates, current operating income increased by 110.4% with a large contribution from Malaysia and significant progress in a few other countries.

•	In Malaysia, strong price recovery led to improved current operating income.

•	In the Philippines, the increase in prices was the main driver of the improvement in current operating income.

•	In India, current operating income was also favorably affected by improved pricing.

•

In China, the current operating income of our Shui On joint venture was favorably affected by new production lines in the Lafarge legacy plants in the Chongqing and Dujiangyan areas. Progress has also been achieved in the plants formerly owned by Shui On.

•	Market conditions in South Korea remained difficult, with 2006 current operating income being slightly down.

•

In Indonesia, despite the strong improvement in domestic sales, current operating income decreased from 2005, which benefited from business interruption insurance proceeds following the December 2004 tsunami.

LAFARGE | MANAGEMENT REPORT AT DECEMBER 31, 2006 | PAGE 11

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Aggregates & Concrete

Sales and current operating income

	Full year				4th quarter
	2006	2005	Variation 2006/2005	Variation at constant scope and exchange rates	2006	2005	Variation 2006/2005	Variation at constant scope and exchange rates
	(M€)	(M€)	(%)	(%)	(M€)	(M€)	(%)	(%)
Sales	6,449	5,392	19.6	14.2	1,622	1,461	11.0	11.5
Current operating income	564	398	41.7	39.6	141	112	25.9	29.9

Sales

Contributions to our sales by activity and geographic origin for the years ended December 31, 2006 and 2005, and the related percentage changes between the two periods were as follows:

	Full year				4th quarter
	2006	2005	Variation 2006/2005	Variation at constant scope and exchange rates	2006	2005	Variation 2006/2005	Variation at constant scope and exchange rates
	(M€)	(M€)	(%)	(%)	(M€)	(M€)	(%)	(%)
Aggregates & related products	3,344	2,831	18.1	12.0	856	779	9.9	8.6
of which pure aggregates:
Western Europe	1,058	937	12.9		265	230	15.2
North America	1,134	941	20.5		287	259	10.8
Other regions	252	176	43.2		71	50	42.0
Total pure aggregates	2,444	2,054	19.0	12.4	623	539	15.6	12.2

Ready-mix concrete & concrete products	3,555	2,932	21.2	16.9	873	781	11.8	14.3
of which ready-mix:
Western Europe	1,542	1,227	25.7		387	309	25.2
North America	1,145	968	18.3		267	262	1.9
Other regions	686	584	17.5		175	166	5.4
Total ready-mix concrete	3,373	2,779	21.4	16.4	829	737	12.5	14.2

Elimination of intra Aggregates & Concrete Division sales	(450)	(371)			(107)	(99)

Total Aggregates & Concrete before Elimination of Inter-division Sales	6,449	5,392	19.6	14.2	1,622	1,461	11.0	11.5

Sales of the Aggregates & Concrete Division increased by 19.6% to 6,449 million euros in 2006 from 5,392 million euros in 2005. Currency fluctuations had a positive impact of 1.5% and amounted to 67 million euros. In the fourth quarter, sales increased by 11.0%, to 1,622 million euros.

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Scope changes accounted for an increase in sales of 228 million euros, or 3.9%, mainly from the impact of acquisitions in Central Europe and North America and acquisition of joint venture interests in Western Europe. At constant scope and exchange rates, sales grew by 14.2% year on year (23.5% in the first quarter 2006 compared to the first quarter 2005, 13.1% in the second quarter 2006, 12.5% in the third quarter 2006 and 11.5% in the fourth quarter 2006). Growth was driven principally by strong pricing gains in all product lines while volume trends were also positive across a number markets, particularly in Western and Central Europe. Investments in growing markets also contributed to year on year sales improvement.

Sales of pure aggregates increased by 19.0% to 2,444 million euros in 2006. Currency fluctuations and scope changes had a net positive impact of 1.2% and 5.4% respectively. At constant scope and exchange rates, sales grew by 12.4%. Aggregates sales volumes in 2006 rose by 9.2% to 261.9 million tones. At constant scope, sales volumes increased by 2.9%.

Sales of ready-mix concrete increased by 21.4% to 3,373 million euros in 2006. Currency fluctuations and scope changes had a net positive impact of 0.9% and 4.1% respectively. At constant scope and exchange rates, sales grew by 16.4%. Sales volumes of ready-mix concrete rose 11.3% to 43.4 million cubic meters. At constant scope, sales volumes increased by 7.3%.

Current Operating Income

Contributions to our current operating income by activity and by region for the years ended December 31, 2006 and 2005, and the related percentage changes between the periods were as follows:

	Full year			4th quarter
	2006	2005	Variation 2006/2005	2006	2005	Variation 2006/2005
	(M€)	(M€)	(%)	(M€)	(M€)	(%)
Aggregates & related Products	358	272	31.6	95	73	30.1
Ready-mix concrete & concrete products	206	126	63.5	46	39	17.9

TOTAL	564	398	41.7	141	112	25.9

By geographic area:
Western Europe	227	179	26.8	51	39	30.8
North America	245	162	51.2	69	56	23.2
Other regions	92	57	61.4	21	17	23.5

Current operating income of the Aggregates & Concrete Division increased 41.7% to 564 million euros in 2006 from 398 million euros in 2005. Changes in scope had a net positive impact of 13 million euros or 2.3%, arising mainly from aggregate acquisitions in Central Europe and North America and acquisition of joint venture interests in Western Europe. Currency fluctuations had a negligible impact.

At constant scope and exchange rates, current operating income grew by 39.6%. As a percentage of the Division’s sales, current operating income strongly improved to 8.7% in 2006, compared to 7.4% in 2005.

Current operating income for aggregates & related products grew 31.6% to 358 million euros in 2006, from 272 million euros in 2005. This improvement was driven primarily by strong price increases combined with good cost control. In addition, current operating income benefited from the contribution of some localized markets additional volumes. Current operating income for ready-mix concrete & concrete products grew 63.5% to 206 million euros in 2006, up from 126 million euros in 2005. The ready-mix & concrete business benefited in most markets from favorable volume conditions and strong improvement in prices combined with good cost control. In addition, further growth of our value added products contributed as well.

Return on capital employed after tax rose strongly to 9.7% from 8.1% in 2005.

LAFARGE | MANAGEMENT REPORT AT DECEMBER 31, 2006 | PAGE 13

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Western Europe

Sales

Pure aggregates sales in Western Europe grew by 12.9% to 1,058 million euros in 2006, resulting from solid pricing and robust volume trends. At constant scope and exchange rates, sales grew 9.2%.

Asphalt and paving sales volume declined in line with general market conditions in the United Kingdom.

Ready-mix concrete sales grew 25.7% to 1,542 million euros in 2006, reflecting strong volumes and improved pricing in all main markets coupled with favorable product mix. At constant scope and exchange rates sales grew 14.7%.

Current Operating Income

Current operating income in Western Europe grew by 26.8% to 227 million euros in 2006.

At constant scope and exchange rates, the improvement in current operating income was driven by strong activity in France combined with good pricing and strong cost control throughout all of Western Europe. In addition, the ready-mix concrete activity benefited from sales of innovative and value added products. Asphalt and paving activities recorded less favorable evolution with some volume decline.

North America

Sales

In North America, pure aggregates sales rose by 20.5% to 1,134 million euros in 2006. At constant scope and exchange rates, pure aggregates sales growth reached 12.6%, driven by successful price increases across all markets. Volumes in 2006 were flat compared to the prior year with contrasting trends by region: strong market demand in West Canada and Southeast US pushed volumes up, but was offset by decreased residential markets in other regions.

Ready-mix concrete sales increased by 18.3% to 1,145 million euros in 2006. At constant scope and exchange rates, sales increased 14.3%, reflecting solid price increases to offset cost inflation. Volumes improved slightly by 0.8%, with contrasting trends by region and some slowing of residential markets later in the year.

Asphalt and paving sales delivered solid growth with very strong price increases to offset significant raw material and energy costs.

Current Operating Income

In North America, current operating income grew by 51.2% to 245 million euros in 2006, including a net positive impact of 7 million euros from recent acquisitions. At constant scope and exchange rates, current operating income growth was driven by strong pricing, combined with good cost control.

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Elsewhere in the world

Sales

In the rest of the world, pure aggregates and ready-mix concrete sales increased by 43.2% and 17.5% respectively. We recorded strong growth in pure aggregates sales in Poland, Romania, Ukraine and South Africa. We also benefited from excellent ready-mix concrete activity levels in most emerging markets.

Current Operating Income

Current operating income experienced another year of strong growth elsewhere in the world, reaching 92 million euros in 2006 compared to 57 million euros in 2005. We are starting to reap the benefits of recent investments in several relatively high growth markets, most notably Poland, Romania and South Africa. All of these markets have shown excellent improvement in current operating income, through high volume growth combined with strong pricing and significant productivity improvements.

Gypsum

Sales and current operating income

	Full year				4th quarter
	2006	2005	Variation 2006/2005	Variation at constant scope and exchange rates	2006	2005	Variation 2006/2005	Variation at constant scope and exchange rates
	(M€)	(M€)	(%)	(%)	(M€)	(M€)	(%)	(%)
Sales	1,632	1,479	10.3	11.5	403	386	4.4	8.1
Current operating income	198	151	31.1	33.7	40	38	5.3	10.6

Sales

Contributions to our sales by origin for the years ended December 31, 2006 and 2005 and the related percentage changes between the two periods were as follows:

	Full year			4th quarter
	2006	2005	Variation 2006/2005	2006	2005	Variation 2006/2005
	(M€)	(M€)	(%)	(M€)	(M€)	(%)
Western Europe	859	793	8.3	217	199	9.0
North America	400	331	20.8	89	95	(6.3)
Other regions	373	355	5.1	97	92	5.4

Sales before elimination of inter-division sales	1,632	1,479	10.3	403	386	4.4

Sales of the Gypsum Division increased by 10.3% to 1,632 million euros in 2006 from 1,479 million euros in 2005. Changes in the scope of consolidation had a negative impact of 1.4% and currency fluctuations increased sales by 0.2%.

At constant scope and exchange rates, sales increased by 11.5% (15.3% in the first quarter 2006 compared to the first quarter 2005, 12.7% in the second quarter 2006, 10.6% in the third quarter 2006 and 8.1% in the fourth quarter 2006).

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The increase in sales was largely driven by favorable pricing conditions in North America until the end of July and a good market environment in Western Europe. In the fourth quarter, a slowdown in North America was offset by strong sales in both Western and Eastern Europe. Sales volumes of wallboard grew by 1.6% in 2006 to 705 million square meters. At constant scope, volume growth was 2.5%.

Current Operating Income

Contributions to our current operating income by region, for the years ended December 31, 2006 and 2005, and the related percentage changes between the periods were as follows:

	Full year			4th quarter
	2006	2005	Variation 2006/2005	2006	2005	Variation 2006/2005
	(M€)	(M€)	(%)	(M€)	(M€)	(%)
Western Europe	81	77	5.2	19	18	5.6
North America	88	45	95.6	13	15	(13.3)
Other regions	29	29	—	8	5	60.0

TOTAL	198	151	31.1	40	38	5.3

Current operating income grew by 31.1% to 198 million in 2006 from 151 million in 2005. Currency fluctuations had no impact on the Division.

At constant scope and exchange rates, current operating income increased by 33.7%. As a percentage of the Division’s sales, current operating income increased to 12.1% in 2006, from 10.2% in 2005. This record performance is primarily due to price increases in North America, but also due to strong volumes and prices in Western Europe.

Return on capital employed after tax grew to 11.7% from 10.2%.

Western Europe

Sales

In Western Europe, sales grew by 8.3% to 859 million euros in 2006 up from 793 million euros in 2005. Sales were up overall, driven by increased volumes in all countries. In the United Kingdom and Ireland, demand remained solid. In France, volumes reflected a favourable environment. In Germany, volumes and prices increased from the low level experienced in the second half of 2005.

Current Operating Income

In Western Europe, current operating income improved by 5.2% to 81 million euros from 77 million euros in 2005. This increase was largely driven by the United Kingdom, which recorded strong growth. In France, current operating income was stable despite higher volumes, as the increase in selling prices did not fully offset a sharp rise in input costs. Current operating income was down in Germany but showed a good recovery in the second half of 2006.

North America

Sales

In North America, sales in 2006 grew by 20.8% to 400 million euros from 331 million euros in 2005. Favorable market conditions were seen in North America until the end of July, with higher prices and good volume growth. Since then, demand has softened in the United States and prices and volumes declined.

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Current Operating Income

In North America, current operating income improved by 95.6% to 88 million euros in 2006 from 45 million euros in 2005. Higher selling prices drove the increase in current operating income.

Other Regions

Sales

In other regions, our sales rose overall by 5.1% to 373 million euros in 2006 from 355 million euros in 2005. Good levels of activity were recorded in Turkey, Latin America and South Africa. Sales in Asia increased, despite competitive market conditions, primarily as a result of higher volumes in China and South Korea. Australia continued to face a difficult market, although conditions have stabilized. Poland suffered from weaker market conditions in the first half of 2006, but recovered strongly in the second half of the year.

Current Operating income

In other regions, current operating income was flat at 29 million euros in 2006, as a result of competitive pressure and higher input costs.

Other (including holdings)

Sales

Sales of our other operations fell to 13 million euros in 2006 compared to 25 million euros in 2005.

Current Operating Income (Loss)

Current operating loss of our other operations, which includes central unallocated costs, reached 93 million euros in 2006 compared to a loss of 73 million euros in 2005. This loss mainly reflects the results of our reinsurance captives, which were penalized by a relatively high loss rate in our cement plants, resulting from a fire in our Lichtenburg plant in South Africa, a gas explosion in our Korkino plant in Russia, and a landslip at our quarry in Serbia.

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Operating income and net income

The table below shows our operating income and net income for the years ended December 31, 2006 and 2005:

	2006	2005	Variation 2006/2005
	(M€)	(M€)	(%)
Current Operating Income	2,772	2,246	23.4
Gains on disposals, net	28	40	(30.0)
Other operating income (expenses)	(122)	(105)	(16.2)

Operating Income	2,678	2,181	22.8

Finance (costs) income	(485)	(415)	(16.9)
Income from associates	30	31	(3.2)

Income before Income Tax	2,223	1,797	23.7

Income tax	(630)	(470)	(34.0)
Net Income of continuing operations	1,593	1,327	20.0
Net Income of discontinued operations	(4)	97	—
Net Income	1,589	1,424	11.6

out of which:
Net income Group share	1,372	1,096	25.2
Minority interests	217	328	(33.8)

Gains on disposals, net, represented a net gain of 28 million euros in 2006, compared to 40 million euros in 2005. In 2006, the net gain resulted mainly from capital gains in our United Kingdom properties operations.

Other operating expenses, amounted to 122 million euros in 2006, compared to 105 million euros in 2005. In 2006, other expenses included essentially 99 million euros of restructuring costs. In the context of our Excellence 2008 strategic plan, we recorded significant restructuring provisions.

Operating income increased by 22.8% to 2,678 million euros, from 2,181 million euros in 2005.

Finance costs increased by 16.9% to 485 million euros from 415 million euros in 2005. Finance costs are comprised of financial expenses on net debt and other financial income and expenses. Financial expenses on net debt increased by 28.6% to 522 million euros from 406 million euros in 2005, mainly as a result of the interest expense on the acquisition debt for our buy-out of the Lafarge North America minority interests. The average interest rate on our debt was 5.5% in 2006, as compared to 5.4% in 2005. Other financial income and expenses amounted to a net gain in 2006 of 37 million euros compared to a net loss of 9 million euros in 2005. This change is mainly explained by the positive effect of the capital gain on the sale of residual interest in Materis.

Income from associates at 30 million euros in 2006 remained almost stable year on year.

Income tax increased to 630 million euros in 2006 from 470 million euros in 2005. The effective tax rate of continuing operations for 2006 increased slightly to 28.3% compared to 26.2% in 2005. In 2005, our income tax benefited from favorable non recurring effects. In 2006, in light of the contemplated disposal of the Roofing division and the subsequent termination of tax integrations combining the cement and roofing activities, a new tax efficient restructuring was implemented in Germany and had a positive effect of 2% on the effective tax rate of continuing activities.

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Net income of discontinued operations resulted in a loss of 4 million euros compared to a gain of 97 million euros in 2005. In compliance with IFRSs guidance, the Roofing division, following its contemplated divestment, is presented in the Group’s profit and loss statement as discontinued operations in 2006 and 2005. Sales of the Roofing Division amounted to 1,624 million euros compared to 1,514 million euros in 2005. Current operating income rose sharply from 98 million euros to 131 million euros benefiting from cost savings and from overall positive market trends in Western Europe. Tax of discontinued operations increased in 2006 by 129 million euros to 83 million euros largely affected by the write off, in 2006, of a deferred tax asset recorded in 2005, to reflect the benefit of tax integrations combining the cement and roofing activities. This deferred tax asset was written off in 2006 in light of the contemplated divestment of the Roofing Division and the subsequent termination of the above mentioned integration.

Net income Group Share increased by 25.2% to 1,372 million euros in 2006 from 1,096 million euros in 2005. Net income Group Share represented 8.1% of sales in 2006, compared to 7.6% in 2005.

Minority interests decreased by 33.8% to 217 million euros, from 328 million euros in 2005. Minority interests were reduced by 177 million euros as a result of our acquisition of the minority interests of Lafarge North America. They increased 103 million euros due to better net results in Nigeria, Malaysia, Romania and North America. They decreased by 37 million euros as the consequence of the decrease of net result in Greece due to one-off items, positive last year and negative this year.

Basic earnings per share increased 23.0% for 2006 at 7.86 euros, compared to 6.39 euros in 2005. The basic average number of outstanding shares, excluding treasury shares, during the year was 174.5 million (175.3 million shares at December 31, 2006), compared to 171.5 million in 2005 (174.2 million at December 31, 2005). Between December 31, 2005 and December 31, 2006, the increase in the basic average number of shares arose from our employee stock option plan. Diluted earnings per share were up 22.2% to 7.75 euros, compared to 6.34 euros in 2005.

Cash flow statement

Net cash provided by operating activities increased by 680 million euros to 2,566 million euros from 1,886 million euros in 2005.

Net operating cash generated by continuing operations at 2,382 million euros increased by 631 million euros.

Cash flow from operations grew by 554 million euros to 2,639 million euros primarily as a result of improved operating income partly offset by higher financial expenses. At 257 million euros, the increase in operating working capital is associated with the sales’ growth activity which remained strong in the last quarter. Expressed in days of sales (count back method), the ratio of operating working capital as of December 31 2006 improved to 60 days from 62 days as of December 31 2005. This improvement reflected our efforts to better control and limit working capital requirements.

Net operating cash generated by discontinued operations at 184 million euros increased by 49 million euros mostly thanks to the improvement of the operating income of the roofing activities.

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Net cash used in investing activities amounted to 4,847 million euros, compared to 1,684 million euros in 2005.

For continuing operations, net cash used in investing activities amounted to 4,649 million euros compared to 1,553 million euros in 2005.

Sustaining capital expenditures (i.e. ongoing upgrading and modernization of existing facilities) totalled 978 million euros in 2006 compared to 864 million euros in 2005. Capital expenditures for new capacity amounted to 549 million euros compared to 340 million euros in 2005. These expenditures include in particular major cement projects such as the new production line in Morocco (19 million euros), Mexico (23 million euros), Ecuador (12 million euros), Zambia (20 million euros), China (27 million euros), India (11 million euros) and Indonesia (19 million euros), plus two major gypsum projects, the modernization of the Buchanan New York plant and the capacity expansion at Silver Grove (113 million euros). Also included are various other debottlenecking investments in cement of about 100 million euros, in particular in Western Europe and Africa, and the construction of a new terminal in New York.

External development totalled 3,287 million euros, of which the most significant were the buy out of minority interests in Lafarge North America (2.8 million euros) and the acquisition of Aggregates & Concrete businesses in North America (134 million euros)

Disposals of 180 million euros were made up of the sale of our remaining stake in Materis and a variety of small divestments of non core assets.

For discontinued operations, net cash used in investing activities increased to 198 million euros compared to 131 million euros in 2005 as the result in particular of additional expenditures for new capacity in the Roofing Division.

Balance sheet statement

As at December 31, 2006 total equity stood at 11,794 million euros (€12,329 million at the end of December 2005) and net debt at 9,845 million euros (€7,221 million at the end of December 2005).

The decrease in equity from the end of December 2005 is mainly explained by the Lafarge North America minority interests buy out (negative net impact of 1,1 billion euros) and dividend payments (617 million euros), partly offset by the net results of the year (1,589 million euros).

The increase of the net consolidated debt reflects mainly the impact of the Lafarge North America minority interests buy out.

Net assets of discontinued operations reflects directly attributable assets and liabilities of the Roofing Division following its contemplated divestment.

LAFARGE | MANAGEMENT REPORT AT DECEMBER 31, 2006 | PAGE 20

Page 26 of 33 Total Pages

REVIEW OF OPERATIONS AND FINANCIAL RESULTS  2

Outlook

•	Based on recent trends, our markets are expected to remain favorable overall in 2007.

•	In Cement, we anticipate strong demand and prices overall. In North America, we anticipate a slight slowdown in our markets.

•	In Aggregates & Concrete, we expect another year of growth in 2007, with strong growth in emerging markets in particular.

•	In Gypsum, 2007 should be favorable in terms of volumes and prices in Western and Eastern Europe, but with a slowdown in the residential sector in North America.

•	After increases in energy and logistics costs in recent years, we expect further increases in 2007.

•	The cost-cutting plans launched in all our activities and countries as part of Excellence 2008 should generate significant cost reductions in 2007.

Statements made in this report that are not historical facts, including statements regarding our expectations on market trends, price increases, energy costs, cost reduction and growth in our results, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

LAFARGE | MANAGEMENT REPORT AT DECEMBER 31, 2006 | PAGE 21

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CONSOLIDATED FINANCIAL STATEMENTS  3

3. Consolidated financial statements

Consolidated statements of income

	Years ended December 31
(million euros, except per share data)	2006	2005*	2004*
Revenue	16,909	14,490	12,976
Cost of sales	(12,385)	(10,585)	(9,425)
Selling and administrative expenses	(1,752)	(1,659)	(1,512)

Operating income before capital gains, impairment, restructuring and other	2,772	2,246	2,039

Gains on disposals, net	28	40	88
Other operating income (expenses)	(122)	(105)	(166)

Operating income	2,678	2,181	1,961

Finance costs	(582)	(498)	(598)
Finance income	97	83	68
Income from associates	30	31	64

Income before income tax from continuing operations	2,223	1,797	1,495

Income tax	(630)	(470)	(247)

Net income from continuing operations	1,593	1,327	1,248
Net income from discontinued operations	(4)	97	86

Net income	1,589	1,424	1,334

Out of which:
Group share	1,372	1,096	1,046
Minority interests	217	328	288

Earnings per share (euro)

Net income – Group share
Basic earnings per share	7.86	6.39	6.26
Diluted earnings per share	7.75	6.34	6.13

From continuing operations
Basic earnings per share	7.88	5.82	5.74
Diluted earnings per share	7.77	5.79	5.64

From discontinued operations
Basic earnings per share	(0.02)	0.57	0.52
Diluted earnings per share	(0.02)	0.54	0.49

Basic average number of shares outstanding (in thousands)	174,543	171,491	167,204

*	Figures have been adjusted according to with IFRS 5 provisions to reflect the intention to dispose of the roofing activities. As a result, they differ from those presented in the 2005 Annual report.

LAFARGE | MANAGEMENT REPORT AT DECEMBER 31, 2006 | PAGE 22

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CONSOLIDATED FINANCIAL STATEMENTS  3

Consolidated balance sheets

	At December 31
(million euros)	2006	2005*	2004*
ASSETS
Non current assets	20,447	20,543	18,241

Goodwill	7,484	6,646	5,998
Intangible assets	426	355	308
Property, plant and equipment	11,183	12,171	10,587
Investments in associates	253	376	372
Other financial assets	830	626	696
Derivative instruments – assets	70	49	—
Deferred income tax asset	201	320	280

Current assets	9,367	7,352	6,259

Inventories	1,619	1,857	1,509
Trade receivables	2,674	2,737	2,264
Other receivables	1,126	925	727
Derivative instruments – assets	60	98	209
Cash and cash equivalents	1,155	1,735	1,550
Assets classified as held for sale	2,733	—	—

Total Assets	29,814	27,895	24,500

Equity & Liabilities
Common stock	707	704	684
Additional paid-in capital	6,420	6,316	6,013
Treasury shares	(72)	(98)	(102)
Retained earnings	3,023	2,025	1,337
Other reserves	120	70	32
Foreign currency translation	205	741	(182)
Shareholders’ equity – parent company	10,403	9,758	7,782
Minority interests	1,391	2,571	2,119

Equity	11,794	12,329	9,901

Non current liabilities	11,859	9,707	9,867

Deferred income tax liability	577	567	632
Pension & other employee benefits liabilities	906	1,218	1,234
Provisions	935	984	920
Long-term debt	9,421	6,928	7,052
Derivative instruments – liabilities	20	10	29

Current liabilities	6,161	5,859	4,732

Pension & other employee benefits liabilities, current portion	120	156	121
Provisions, current portion	132	123	118
Trade payables	1,598	1,675	1,424
Other payables	1,668	1,575	1,387
Income tax payable	136	165	46
Short term debt and current portion of long-term debt	1,664	2,077	1,593
Derivative instruments – liabilities	25	88	43
Liabilities directly associated with assets classified as held for sale	818	—	—

Total equity and liabilities	29,814	27,895	24,500

*	Figures have been adjusted according to with IFRS 5 provisions to reflect the intention to dispose of the roofing activities. As a result, they differ from those presented in the 2005 Annual report.

LAFARGE | MANAGEMENT REPORT AT DECEMBER 31, 2006 | PAGE 23

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CONSOLIDATED FINANCIAL STATEMENTS  3

Consolidated statements of cash flows

	Years ended December 31
(million euros)	2006	2005*	2004*
Net cash provided by (used in) operating activities
Net income	1,589	1,424	1,334
Net income from discontinued operations	(4)	97	86
Net income from continuing operations	1,593	1,327	1,248
Adjustments for income and expenses non cash or not related to operating activities, adjustments for financial expenses and income taxes
Depreciation and amortization of assets	932	849	784
Impairment losses	23	65	108
Income from associates	(30)	(31)	(64)
(Gains) on disposals, net	(28)	(40)	(88)
Finance costs (income)	485	415	530
Income taxes	630	470	247
Others, net	90	(50)	(24)
Change in operating working capital items, excluding financial expenses and income taxes	(257)	(334)	(251)

Net operating cash before impacts of financial expenses and income	3,438	2,671	2,490

Cash payments for financial expenses	(513)	(429)	(387)
Cash payments for income taxes	(543)	(491)	(432)

Net operating cash generated by continuing operations	2,382	1,751	1,671
Net operating cash generated by discontinued operations	184	135	206

Net cash provided by operating activities	2,566	1,886	1,877

Net cash provided by (used in) investing activities
Capital expenditures	(1,639)	(1,313)	(1,008)
Investment in subsidiaries and joint ventures (1)	(3,151)	(383)	(296)
Investment in associates	(10)	(10)	(4)
Investment in available for sale investments	(14)	(9)	(108)
Disposals (2)	180	143	553
Net decrease in long-term receivables	(15)	19	10

Net cash provided by (used in) investing activities from continuing operations	(4,649)	(1,553)	(853)
Net cash provided by (used in) investing activities from discontinued operations	(198)	(131)	(119)

Net cash provided by (used in) investing activities	(4,847)	(1,684)	(972)

Net cash provided by (used in) financing activities
Proceeds from issuance of common stock	48	301	217
Proceeds from issuance of common stock – minority interests subscription	148	86	38
Decrease in treasury shares	26	4	2
Dividends paid	(447)	(408)	(383)
Dividends paid by subsidiaries to minority interests	(170)	(137)	(121)
Proceeds from issuance of long-term debt	3,341	2,100	958
Repayment of long-term debt	(2,213)	(2,017)	(1,629)
Increase (decrease) in short-term debt	1,148	(81)	218

Net cash provided by (used in) financing activities from continuing operations	1,881	(152)	(700)
Net cash provided by (used in) financing activities form discontinued operations	15	(33)	(154)

Net cash provided by (used in ) financing activities	1,896	(185)	(854)

Increase in cash and cash equivalents	(386)	17	17

Increase in cash and cash equivalents from discontinued operations	1	—	—
Net effect of foreign currency translation on cash and cash equivalents	(97)	168	(28)
Cash and cash equivalents at beginning of year	1,735	1,550	1,527

Reclassification of cash and cash equivalents as held for sale	(98)	—	—

Cash and cash equivalents at end of the year	1,155	1,735	1,550

(1) Net of cash and cash equivalents of companies acquired	5	27	47
(2) Net of cash and cash equivalents of companies disposed of	4	1	7

LAFARGE | MANAGEMENT REPORT AT DECEMBER 31, 2006 | PAGE 24

Page 30 of 33 Total Pages

CONSOLIDATED FINANCIAL STATEMENTS  3

Consolidated statements of changes in equity

	Outstanding shares	Treasury shares	Common stock	Additional paid- in capital	Treasury shares	Retained earnings	Changes in fair value and other reserves	Foreign currency translation *	Share- holders’ equity parent company	Minority interests	Equity
	(Number of shares)		(Million euros)
Balance at January 2004	167,217,813	1,856,266	669	5,798	(104)	675	(14)	—	7,024	1,850	8,874

Available for sale investments							9		9		9
Cash-flow hedge instruments							61		61		61
Deferred taxes and others						(1)	(24)		(25)		(25)
Change in translation adjustments								(182)	(182)	(50)	(232)

Income and expenses recognized directly in equity						(1)	46	(182)	(137)	(50)	(187)

Net income						1,046			1,046	288	1,334

Total income and expenses for the period (comprehensive income)						1,045	46	(182)	909	238	1,147

Dividends paid						(383)			(383)	(121)	(504)
Issuance of common stock (dividend reinvestment plan)	3,483,477		14	193					207		207
Issuance of common stock (exercise of stock options)	217,788		1	9					10		10
Share based payments				13					13		13
Treasury shares		(21,870)			2				2		2
Other movements – minority interests									—	152	152

Balance at December 31, 2004	170,919,078	1,834,396	684	6,013	(102)	1,337	32	(182)	7,782	2,119	9,901

Available for sale investments							42		42		42
Cash-flow hedge instruments							16		16		16
Deferred taxes and others							(20)		(20)		(20)
Change in translation adjustments								923	923	278	1,201

Income and expenses recognized directly in equity							38	923	961	278	1,239

Net income						1,096			1,096	328	1,424

Total income and expenses for the period (comprehensive income)						1,096	38	923	2,057	606	2,663

Dividends paid						(408)			(408)	(137)	(545)
Issuance of common stock (dividend reinvestment plan)	3,995,201		16	232					248		248
Issuance of common stock (exercise of stock options)	494,899		2	20					22		22
Employtee stock purchase plan	576,125		2	31					33		33
Share based payments				20					20		20
Treasury shares		(48,703)			4				4		4
Other movemnts – minority interests									—	(17)	(17)

Balance at December 31, 2005	175,985,303	1,785,693	704	6,316	(98)	2,025	70	741	9,758	2,571	12,329

LAFARGE | MANAGEMENT REPORT AT DECEMBER 31, 2006 | PAGE 25

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CONSOLIDATED FINANCIAL STATEMENTS  3

	Outstanding shares	Treasury shares	Common stock	Additional paid-in capital	Treasury shares	Retained earnings	Changes in fair value and other reserves	Foreign currency translation *	Share- holders’ equity parent company	Minority interests	Equity
	(Number of shares)		(Million euros)
Balance at December 31, 2005	175,985,303	1,785,693	704	6,316	(98)	2,025	70	741	9,758	2,571	12,329

Available for sale investments							145		145		145
Cash-flow hedge instruments							(38)		(38)		(38)
Deferred taxes and others						73	(57)		16		16
Change in translation adjustments								(536)	(536)	(146)	(682)

Income and expenses recognized directly in equity						73	50	(536)	(413)	(146)	(559)

Net income						1,372			1,372	217	1,589

Total income and expenses for the period (comprehensive income)						1,445	50	(536)	959	71	1,030

Dividends paid						(447)			(447)	(170)	(617)
Issuance of common stock (exercise of stock options)	639,839		3	45					48		48
Share based payments				59					59		59
Treasury shares		(413,433)			26				26		26
Other movements – minority interests										(1,081)	(1,081)

Balance at December 31, 2006	176,625,142	1,372,260	707	6,420	(72)	3,023	120	205	10,403	1,391	11,794

*	of which 23 million euro as of December 31, 2006 from discontinued operations

LAFARGE | MANAGEMENT REPORT AT DECEMBER 31, 2006 | PAGE 26

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 23, 2007	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and Executive Vice President

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